Exhibit 99.1

Avianca Holdings S.A.

Summons

The undersigned Chief Executive Officer of Avianca Holdings S.A., hereby summons the Shareholders of Common Shares to the ordinary session of the General Shareholders meeting to be held on March 27th, 2015, at 9:00 a.m., in the city of Bogotá, Republic of Colombia, at the Company’s offices located at Avenida Calle 26 No. 59 -15 10th Floor.

In accordance with the Social Pact, the Shareholders of Preferred Shares shall not be summoned to take part in this meeting, as no matters will be discussed on which they have any voting rights.

The agenda for the session to be carried out will be as follows:

1.	Verification of Quorum

2.	Reading and approval of the Day’s Agenda

3.	Information about the summons to the Meeting

4.	Reading, consideration and approval of the Management Report presented by the Board of Directors, the President and other Managers

5.	Reading of the External Auditor’s Report

6.	Reading, consideration and approval of the Financial Statements under the IFRS

7.	Election of the Board of Directors and establishment of their remuneration

8.	Earnings Distribution Proposal

9.	Approval of Minutes

For purposes of the inspection rights, the Company’s ledgers and other documents will be available to the Shareholders at the Company’s offices located at Avenida Calle 26 No. 59 -15 10th Floor, Bogotá, Colombia.

To the Shareholders who are unable to attend in person, it is requested that you confirm your representation in a timely manner, through a written power of attorney addressed to the Company.

In accordance with the Social Pact, this summons shall be published in a broadly circulating newspaper in the Republic of Colombia, and will be sent to each Shareholder of Common Shares, by written communication sent through mail to the address registered with the Company.

March 4, 2015,

/s/ Fabio Villegas Ramírez
Fabio Villegas Ramírez
CEO